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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2013	Commission File Number: 001-35766

XYRATEX LTD
(Translation of registrant's name into English)

Langstone Road
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

XYRATEX LTD
CLARENDON HOUSE, CHURCH STREET,
HAMILTON, BERMUDA

NOTICE AND PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On June 26, 2013

        This Proxy Statement, which is first being made available to shareholders on or about May 14, 2013, is furnished in connection with the solicitation of proxies by the Board of Directors of Xyratex Ltd (the "Company"), to be voted at the annual general meeting of shareholders of the Company, which will be held at 2.00 PM, local time, on Wednesday, June 26, 2013, at Latham & Watkins, 885 Third Avenue, New York, NY 10022-4834, USA. The Company will pay the cost of solicitation of proxies. The record date for the annual general meeting is May 2, 2013. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

        For this year's annual general meeting, we have elected to use the Internet as our primary means of providing our proxy materials to shareholders. Consequently, most shareholders will not receive paper copies of our proxy materials. We are instead sending to these shareholders a Notice of Internet Availability of Proxy Materials with instructions for accessing our proxy materials, including this Proxy Statement, our Annual Report for the fiscal year ended November 30, 2012, and a form of proxy, and for voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how shareholders may obtain paper copies of our proxy materials free of charge, if they so choose. The electronic delivery of our proxy materials will reduce our printing and mailing costs and the environmental impact of our proxy materials and the annual general meeting.

        Whether or not you plan to attend the annual general meeting, we urge you to follow the instructions provided to vote over the Internet or by telephone or, if you receive our proxy materials by mail, to mark, sign and date the enclosed Proxy Card as soon as possible and return it to our agent, indicated on the enclosed envelope, which postage is pre-paid if mailed in the United States or the United Kingdom.

Items of Business

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  To receive the financial statements of the Company for the fiscal year ended November 30, 2012.

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  To re-elect Mr. Vadim Perelman, Mr. Ernest Sampias and Dr. Mike Windram as Class I directors to hold office until the 2016 annual general meeting of shareholders, as proposed by the Board (Proposal 1).

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  To approve the re-appointment of PricewaterhouseCoopers LLP of Savannah House, 3 Ocean Way, Ocean Village, Southampton, SO14 3TJ, United Kingdom, as the independent registered public accounting firm of the Company for the Company's fiscal year ending November 30, 2013 and to authorize the Audit Committee of the Board of Directors to agree the fiscal 2013 remuneration of the independent registered public accounting firm (Proposal 2).

  •
  To consider such other business as may properly be brought before the meeting.

Recommendation of the Board of Directors

        The Board of Directors recommends that you vote "FOR" the re-election of each of Mr. Vadim Perelman, Mr. Ernest Sampias and Dr. Mike Windram, the nominees to the Board (Proposal 1), and "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending November 30, 2013 and the authorization of the Audit Committee of the Board of Directors to agree the fiscal 2013 remuneration of the independent registered public accounting firm (Proposal 2). If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

Who Can Vote?

        Only shareholders of record at the close of business on May 2, 2013 will be entitled to vote at the annual general meeting. On this record date, there were 27,652,348 common shares outstanding and entitled to vote. Shareholders will be entitled to vote at the meeting on the basis of one vote for each share held.

  Shareholder of Record: Shares Registered in Your Name

        If on May 2, 2013 your shares were registered directly in your name with the Company's transfer agent, Computershare Investor Services, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy as instructed below to ensure your vote is counted.

  Beneficial Owner: Shares Registered in the Name of a Broker or Bank

        If on May 2, 2013 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are likely to be the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for the purposes of voting at the annual general meeting. As a beneficial owner, you may have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual general meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request, obtain from and submit a valid Proxy Card to your broker or other agent.

How to Vote?

  Shareholder of Record: Shares Registered in Your Name

        If you are a shareholder of record, you may vote in person at the annual general meeting or vote by proxy using the enclosed Proxy Card. Whether or not you plan to attend the meeting, we urge you to vote by proxy over the Internet, by telephone or by mail to ensure your vote is counted. You may still attend the meeting and vote in person if you have already submitted a vote by proxy. In such case, your previously submitted proxy will be disregarded.

  •
  To vote in person at the annual general meeting, bring the Notice of Internet Availability of Proxy Materials, the admission ticket included with these proxy materials (if you receive them by mail) or photo identification to the annual general meeting, and we will give you a ballot form when you arrive.

  •
  To vote over the Internet, follow the instructions provided on the Notice of Internet Availability of Proxy Materials. The Internet voting facilities for eligible shareholders of record will close at 12:00 p.m. Eastern Daylight Time on June 25, 2013.

  •
  To vote by telephone, call the toll-free number found on the Proxy Card you request and receive by mail. The telephone voting facilities for eligible shareholders of record will close at 12:00 p.m. Eastern Daylight Time on June 25, 2013.

  •
  If you receive our proxy materials by mail, to vote by mail, simply complete, sign and date the enclosed Proxy Card and return it promptly using the envelope provided. If you return your signed Proxy Card so that it arrives by 12:00 p.m. Eastern Daylight Time on June 25, 2013, the proxy will vote your shares as you direct.

  Beneficial Owner: Shares Registered in the Name of Broker, Bank, or Other Agent

        If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you have the right to direct your broker, bank or other agent holding your shares on how to vote the shares in your account. Please follow the voting instructions provided by that organization. If you wish to vote in person at the annual general meeting, you must obtain a valid proxy from the broker, bank, or other agent holding your shares which indicates the number of shares you are entitled to vote. Please also be sure to bring photo identification to the annual general meeting.

Appointment of Proxy

        By voting by Internet or telephone or, if you receive our proxy materials by mail, by signing and returning the enclosed Proxy Card, you will appoint Jonathan Brooks and Richard Pearce, or either of them, as your attorneys and proxies, with full power of substitution, to vote all of the common shares of Xyratex Ltd which you may be entitled to vote at the annual general meeting. If you vote by mail, you will have the opportunity to appoint a different individual to act as your attorney and proxy by so indicating on the Proxy Card.

Change or Revocation of Proxies

        You can change your vote or revoke your proxy at any time before the final vote at the annual general meeting. You may revoke your proxy in any one of four ways:

  •
  You may submit another properly completed proxy with a later date (but within the time limits referred to above).

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  If you are a shareholder of record (i.e., your shares are registered in your name), you may send a written notice that you are revoking your proxy to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

  •
  If you are the beneficial owner (i.e., the shares are registered in the name of a broker, bank, or other agent), you must send a written notice that you are revoking your proxy to the bank, broker, or other agent holding your shares.

  •
  You may attend the annual general meeting and vote in person. Attendance at the meeting will not, by itself, revoke your previously granted proxy.

Return of a Proxy Card Without Making Specific Choices

        If you receive our proxy materials by mail and return a signed and dated Proxy Card without marking any voting selections, your shares will be voted "FOR" the re-election of Mr. Vadim Perelman, Mr. Ernest Sampias and Dr. Mike Windram as Class I directors to hold office until the 2016 annual general meeting of shareholders and "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending November 30, 2013 and the authorization of the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

Quorum and Voting Requirements

        The Chairman of the meeting intends to call for a poll to be taken in relation to each item of business. On a poll, each common share receives one vote on all matters properly brought before the annual general meeting. In order to conduct business at the annual general meeting, at least ten persons present in person at the start of the meeting and representing in person or by proxy in excess of 33 1/3% of the total issued voting shares in the Company are required in order to constitute a quorum. The required vote for each proposal to be considered at the meeting is a simple majority of the votes cast. Abstentions and broker non-votes are treated as shares present for the purpose of determining the presence of a quorum but are not deemed to be votes cast and, therefore, have no effect on the outcome of the applicable proposal.

        A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee lacks discretionary authority to vote with respect to that item and has not received instructions from the beneficial owner. Under applicable rules, in the absence of voting instructions from beneficial owners, brokers have discretionary authority to vote only on routine matters. The approval of the re-appointment of PricewaterhouseCoopers LLP and the authorization of the Audit Committee to agree their fiscal 2013 remuneration (Proposal 2) is a matter considered routine under applicable rules and, accordingly, brokers may generally vote on such matter without instruction. The election of directors (Proposal 1) is a matter considered non-routine under applicable rules and, accordingly, brokers cannot vote without instruction on such matter.

        Other than the items of business described in this Proxy Statement, the Board of Directors knows of no other matters to be acted upon at the annual general meeting. If any other matter should be presented at the annual general meeting upon which a vote properly may be taken, shares represented by all proxies properly submitted will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

        Broadridge Financial Solutions Inc. will tally the proxy instructions and our Group Secretary and Legal Counsel will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. We will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Attendance at the Annual General Meeting

        If you receive our proxy materials by mail and plan to attend the annual general meeting, please mark the appropriate box on the Proxy Card and return it promptly in the enclosed envelope. If you will be voting via Internet or by telephone, please indicate when prompted whether you plan to attend.

        If you are a shareholder of record, please bring the Notice of Internet Availability of Proxy Materials, the admission ticket included with these proxy materials (if you receive them by mail) or photo identification to the meeting. If you are a beneficial owner, please bring photo identification and a valid proxy obtained from the broker, bank, or other agent holding your shares which indicates the number of shares you are entitled to vote. Shareholders who arrive at the annual general meeting will only be admitted once we verify their share ownership.

 PROPOSAL 1

RE-ELECTION OF DIRECTORS

        The Company's Bye-Laws provide that the Board of Directors shall be divided into three classes. The Board of Directors presently consists of six members. Each class has a three-year term. The Class I directors, whose term of office expires in 2013, are up for re-election at the annual general meeting. Vadim Perelman, Ernest Sampias and Mike Windram have been nominated for re-election at the annual general meeting to serve as Class I directors until the 2016 annual general meeting. Set forth below is a brief description of the age, term as director, principal occupation, business experience and other directorships.

Nominees for Class I Directors

Vadim Perelman        Age 30

        Vadim Perelman has served as a director on our board since April 2013. Mr. Perelman is the founder and has served as the Managing Member and Chief Investment Officer of Baker Street Capital Management LLC, the general partner of Baker Street Capital L.P., a private investment partnership that is currently our largest shareholder, since its inception in 2009. From 2007 to 2009, Mr. Perelman worked as a senior analyst at Force Capital Management, a fundamental value-focused investment fund. Mr. Perelman's previous experience includes business development at Teknika Group and management consulting at L.E.K. Consulting. Mr. Perelman also serves on the board of directors of Tix Corporation, an entertainment company, and Unilens Vision Inc., a specialty optical lens company. Mr. Perelman graduated from the University of California, Berkeley, with Bachelor of Arts degrees in Economics and Computer Science.

Ernest Sampias        Age 61

        Ernest Sampias has served as a director on our board of directors since May 2004 and as our Interim Chief Executive Officer since April 2013. His experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia, Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias also serves on the board of directors for BioFuel Energy Corporation as its Audit Committee Chairman. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

Mike Windram        Age 67

        Mike Windram has served as a director on our board of directors since June 2007. He has over 30 years of experience in research and development, engineering and engineering management roles. His early experience from 1971 to 1990 was in research and development in the Independent Broadcasting Authority. Subsequently he has held the positions of Executive Manager (R&D) in NTL, Director, Advanced Products Division, NTL, Managing Director, Digi-Media Vision (DMV) Ltd, Managing Director, NDS Broadcast and Senior Vice President, NDS. These divisions and companies provided systems, equipment and software for use in digital broadcasting applications world-wide. His most recent position was as a member of the board of Tandberg Television ASA. Dr Windram graduated from the University of Cambridge with a Bachelor of Arts degree in Natural Sciences (Physics) and also holds Master of Arts and Doctor of Philosophy degrees from that university. He is a

Fellow of the Royal Academy of Engineering, a Fellow of the Institution of Engineering and Technology, a Fellow of the Institute of Physics and a Chartered Engineer.

Information about the Board and its Committees

        The Board and its committees meet throughout the year on a set schedule and also hold special meetings and act by written consent from time to time as appropriate. As required under the applicable rules for companies listed on the Nasdaq Global Select Market, a majority of our Board qualify as "independent." Upon his appointment as our Interim Chief Executive Officer, Mr. Sampias resigned from each of the Board committees of which he was a member. During this interim role, he is not deemed to qualify as "independent." Richard Pearce, our Chief Financial Officer, also does not qualify as "independent," as he is an executive officer of the Company. All of the other directors of the Company are "independent." As required by the applicable rules for companies traded on the Nasdaq Global Select Market, the Company's independent directors meet regularly in sessions at which only independent directors are present. During our 2012 fiscal year, our Board held eight meetings and our independent directors regularly met in separate sessions. Each of Ernest Sampias and Mike Windram attended all of the meetings of the Board, and all of the meetings of the committees on which they served, during our 2012 fiscal year. It should be noted that Vadim Perelman was appointed to the Board in April 2013 and therefore was not present to the Board or committee meetings during the 2012 fiscal year.

        Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director, or to the independent directors generally, care of Xyratex Ltd at 46831 Lakeview Blvd, Fremont, California 94538. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominations and Governance Committee.

        Our Bye-laws give our Board of Directors the authority to delegate its powers to committees appointed by the Board. The Board has established a Nominations and Governance Committee, an Audit Committee and a Compensation Committee, each of which consists entirely of independent directors. Our committees are required to conduct meetings and take action in accordance with the directions of the Board and the provisions of our Bye-laws or the written charters establishing these committees. Copies of the committee charters can be found on our website at www.xyratex.com under "Investors—Corporate Governance."

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. During the fiscal year ended November 30, 2012, the Nominations and Governance Committee consisted of Steve Sanghi (Chairman), Ernest Sampias, Jonathan Brooks and Mike Windram, each of whom satisfied the "independence" requirements of the NASDAQ Listing Rules during the time of his service on the committee. The Nomination and Governance Committee met once during the fiscal year ended November 30, 2012.

        With effect from April 2013, the Nominations and Governance Committee consists of Steve Sanghi (Chairman), Jonathan Brooks, Mike Windram and Vadim Perelman, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules.

  Audit Committee

        During the fiscal year November 30, 2012, our Audit Committee consisted of Ernest Sampias (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfied the "independence" requirements of the NASDAQ Listing Rules and the applicable rules and regulations of the SEC during the time of his service on the committee. The Audit Committee met six times during the fiscal year ended November 30, 2012. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing and approving all proposed related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditors;

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  reviewing the effectiveness of internal control over financial reporting;

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  annually reviewing and reassessing the adequacy of our Audit Committee charter;

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  meeting separately and periodically with management and the independent auditors;

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  such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time; and

  •
  reporting regularly to the full board of directors.

        In addition, the Audit Committee has approved detailed procedures regarding "up the ladder" reporting of violations of U.S. securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence.

        With effect from April 2013, the Audit Committee consists of Jonathan Brooks (Chairman), Mike Windram and Steve Sanghi, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules and the applicable rules and regulations of the SEC. In addition, all members of our audit committee meet the requirements for financial literacy under the NASDAQ Listing Rules. The Board of Directors has determined that Mr Sampias is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the NASDAQ Listing Rules.

  Compensation Committee

        During the fiscal year ended November 30, 2012, our Compensation Committee consisted of Jonathan Brooks (Chairman), Ernest Sampias, Mike Windram and Steve Sanghi, each of whom satisfied the "independence" requirements of the NASDAQ Listing Rules during the time of his service on the committee. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met four times during the fiscal year ended November 30, 2012. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

        With effect from April 2013, the Compensation Committee consists of Jonathan Brooks (Chairman), Mike Windram, Steve Sanghi and Vadim Perelman, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to re-elect each of the nominees to the Board set forth in this Proposal 1.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the re-election of each of the nominees to the Board set forth in this Proposal 1.

 PROPOSAL 2

APPROVAL OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending November 30, 2013. We are asking the shareholders to approve the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2013 and to authorize the Audit Committee to agree the fiscal 2013 remuneration of the independent registered public accounting firm. PricewaterhouseCoopers LLP was appointed by the Audit Committee in accordance with the Audit Committee's charter.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve this Proposal 2.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the approval of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm and to authorize the Audit Committee of the Board of Directors to agree the fiscal 2013 remuneration of the independent registered public accounting firm.

 OTHER MATTERS

        The Board of Directors knows of no other matters that will be presented for consideration at the annual general meeting. If any other matters are properly brought before the meeting, the persons named as proxyholders may vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

        Certain additional information relating to Xyratex Ltd is included in our Annual Report for the fiscal year ended November 30, 2012, including information relating to (i) the fees that were billed by our principal accountants, PricewaterhouseCoopers LLP, during the two years ended November 30, 2012 (see Item 16C of our Annual Report); (ii) our Audit Committee's pre-approval policies and procedures (see Item 16C of our Annual Report); (iii) the shareholdings of certain beneficial owners of our common shares and of our executive officers and directors (see Items 6.E and 7.A of our Annual Report); and (iv) our non-executive director and executive compensation (see Item 6.B of our Annual Report).

        The 2012 Annual Report is being mailed with this Proxy Statement to shareholders that request and receive a copy of our proxy materials in the mail. Shareholders that receive the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2012 Annual Report at www.proxyvote.com. Requests for copies of our 2012 Annual Report may also be directed to our corporate secretary, Malcolm Rule, at Xyratex Ltd, Langstone Road, Havant, PO9 1SA United Kingdom.

        We have filed our Annual Report on Form 20-F for the fiscal year ended November 30, 2012 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov and through our website at www.xyratex.com/investors. Upon written request by a Xyratex Ltd shareholder, we will mail without charge a copy of our Annual Report on Form 20-F, including the financial statements, and, to the extent specifically requested, the financial statement schedule and other exhibits to the Form 20-F. All requests should be directed to our corporate secretary, Malcolm Rule, at Xyratex Ltd, Langstone Road, Havant, PO9 1SA United Kingdom.

 REPORT OF THE AUDIT COMMITTEE

        The following Report of the Audit Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Audit Committee oversees the Company's corporate accounting and financial reporting process. Management of the Company has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed with management the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

        The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States of America including the matters required to be discussed by SAS 61. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 and has discussed with the independent registered public accounting firm their independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

        The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

        In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended November 30, 2012 for filing with the Securities and Exchange Commission.

Respectfully submitted by:
The Audit Committee

Jonathan Brooks, Chairman	Mike Windram	Steve Sanghi

 REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

        The following Report of the Compensation Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Compensation Committee administers the Company's compensation policies and programs and has primary responsibility for executive compensation matters, including the establishment of the base salaries of the Company's executive officers, the approval of individual bonuses and bonus programs for executive officers and senior employees. In addition, the Compensation Committee has responsibility for approval of grants of restricted stock units, grants of share options and direct share issuances which may be made to executive officers and other employees under the Company's employee benefit plans.

        Compensation decisions with respect to base salaries, cash bonuses and equity compensation for the Company's executive officers for the 2012 fiscal year were made by the Compensation Committee of the Board of Directors comprised of four non-employee directors, Jonathan Brooks, Ernest Sampias, Steve Sanghi and Mike Windram, each of whom satisfied the "independence" requirements of the NASDAQ Listing Rules during the time of his service on the committee. The Compensation Committee considered internal data, including financial and non-financial corporate goals and individual performance, and data from comparable high technology companies.

        General Compensation Policy.    The overall policy of the Compensation Committee is to offer the Company's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of the Company and their contribution to that performance. One of the primary objectives is to have a significant portion of each executive officer's compensation contingent upon the Company's performance and financial success as well as upon such executive officer's own level of performance. Each executive officer's compensation package is comprised of three elements: (i) base salary, which is determined on the basis of the individual's qualifications, position and responsibilities with the Company, the level of his or her performance and competitive salary levels, (ii) incentive performance bonus awards payable in cash and which are determined based on Company and individual performance, and (iii) long-term share-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's shareholders. Generally, as an executive officer's level of responsibility increases, a greater portion of that individual's total compensation becomes dependent upon the Company's performance and share price appreciation rather than base salary.

        Factors.    The primary factors taken into consideration in establishing the components of each executive officer's compensation package for the 2012 fiscal year are summarized below. However, the Compensation Committee may, in its discretion, apply entirely different factors, such as different measures of financial performance, for future fiscal years.

        Base Salary.    In setting the base salary for each executive officer, the Compensation Committee may review published compensation survey data for the industry and data from comparable high technology companies. The base salary for each officer is designed to be competitive with the salary levels for comparable positions in the market as well as to reflect the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual at the sole discretion of the Compensation Committee.

        Incentive Compensation.    The Compensation Committee believes that a cash incentive bonus plan and restricted stock units can serve to motivate the Company's executive officers and management to address annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of share options.

        Restricted Stock Units.    This incentive combines the annual performance goals with retention as the vesting is usually over a four year period and is dependent on the executive remaining in office. The size of a grant to an executive officer is designed to create a meaningful opportunity for share ownership and is based upon the executive officer's current position with the Company, internal comparability with grants made to other Company executives, the executive officer's current level of performance and the executive officer's potential for future responsibility and promotion over the term of the award. The Compensation Committee also takes into account the number of unvested Restricted Stock Units and unexercised options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not intend to adhere to any specific guidelines as to the relative share-based incentive holdings of the Company's executive officers.

        Long-Term Share-Based Incentive Compensation.    From time-to-time, the Compensation Committee may make option grants to the Company's executive officers under the Company's employee benefit plans.

Respectfully submitted by:
The Compensation Committee

Jonathan Brooks, Chairman	Mike Windram	Steve Sanghi	Vadim Perelman

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date: May 14, 2013	By:	/s/ Richard Pearce Name: Richard Pearce Title: Chief Financial Officer

QuickLinks

XYRATEX LTD CLARENDON HOUSE, CHURCH STREET, HAMILTON, BERMUDA
NOTICE AND PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held On June 26, 2013
PROPOSAL 1 RE-ELECTION OF DIRECTORS
PROPOSAL 2 APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OTHER MATTERS
ADDITIONAL INFORMATION
REPORT OF THE AUDIT COMMITTEE
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
SIGNATURES